

Coexist Build LLC (the "Company") a Pennsylvania Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Coexist Build LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2021 and the related statements of operations, statement of changes in members' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
November 20, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	4,843	2,908
Grant Receivable	1,036	7,463
Total Current Assets	5,879	10,370
Non-current Assets		
Property and Building Improvements, net of Accumulated Depreciation	18,848	22,795
Total Non-Current Assets	18,848	22,795
TOTAL ASSETS	24,727	33,165
EQUITY		
Member's Capital	24,727	33,165
TOTAL LIABILITIES AND EQUITY	24,727	33,165

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	51,435	46,117
Cost of Revenue	37,946	24,735
Gross Profit	13,489	21,382
Operating Expenses		
Advertising and Marketing	525	1,986
General and Administrative	13,906	11,258
Research and Development	31,356	-
Rent and Lease	3,563	1,909
Depreciation	3,947	3,046
Total Operating Expenses	53,297	18,199
Operating Income (loss)	(39,808)	3,183
Other Income		
Interest Income	-	-
Other	49,135	7,463
Total Other Income	49,135	7,463
Net Income (loss)	9,327	10,646

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	9,327	10,646
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	3,947	3,046
Grant Receivable	6,427	(7,463)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	10,374	(4,417)
Net Cash provided by (used in) Operating Activities	19,701	6,229
INVESTING ACTIVITIES		
Building Improvements	-	(15,127)
Net Cash provided by (used by) Investing Activities	-	(15,127)
FINANCING ACTIVITIES		
Member Contributions	-	3,099
Member Distributions	(17,765)	-
Net Cash provided by (used in) Financing Activities	(17,765)	3,099
Cash at the beginning of period	2,908	8,706
Net Cash increase (decrease) for period	1,936	(5,799)
Cash at end of period	4,843	2,908

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/2021	19,420
Capital Contributions	3,099
Capital Distributions	-
Net Income (Loss)	10,646
Ending Balance 12/31/2021	33,165
Capital Contributions	-
Capital Distributions	(17,765)
Net Income (Loss)	9,327
Other	-
Ending Balance 12/31/2022	24,727

Coexist Build LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Coexist Build LLC ("the Company") was formed in Pennsylvania on February 15th, 2019. The Company plans to earn revenue using their proposed manufacturing facility and equipment to produce bio-based precast construction blocks. The Company currently generates revenue through design consultation services and the sale of tiny home kits and hemp blocks. All were developed and are continuously improved through research and development activities. The Company's headquarters is in Blandon, Pennsylvania. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise capital for the commercialization of the manufacturing of bio-based blocks.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue through design consultation services and the sale of tiny home kits and hemp blocks. As it relates to design services, the Company's performance obligation is the provision of a professional consultation regarding one's design, project, and building materials. Payment is collected upfront for each consultation period that ranges from 30 minutes to 2 hours, and revenue is recognized upon the completion of each period at which point the performance obligations are satisfied.

As it relates to tiny home kits and hemp blocks, the Company's performance obligation is the delivery of materials and hardware necessary for each kit. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability. A summary of the Company's revenue is below:

Revenue Type	2022	2021
Consultations	15,572	20,461
Home Kits	35,863	11,581
Hemp Blocks	-	14,075
Grand Total	51,435	46,117

Other Income

In 2022, the Company received a Value-Added Producer Grant (VAPG) from the United States Department of Agriculture in the total amount of $48,099 for the purposes of funding the testing and marketing of environmentally sustainable building material. In addition, the Company incurred qualifying expenses pursuant to its Farm Vitality Planning Grant from the Pennsylvania Department of Agriculture (please see "Grant Receivable" note for further details). As a result, the Company has earned reimbursements in the form of grant income in the respective amounts of $1,036 and $7,463 as of December 31, 2022 and 2021.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Property	7	12,500	(5,357)	-	7,143
Building Improvements	7	15,127	(3,422)	-	11,705
Grand Total	**-**	**27,627**	**(8,779)**	**-**	**18,848**

Grant Receivable

In 2019, the Company received a Farm Vitality Planning Grant from the Pennsylvania Department of Agriculture in the total amount of $7,500 for the purposes of obtaining plans to enhance long-term economic viability of a farm, as well as diversifying its agricultural operations. In November 2021, all of the Company's final invoices for planning services have been approved and were pending reimbursement resulting in a total grant receivable of $1,036 and $7,643 as of December 31, 2022 and 2021, respectively (please see "Other Income" note for further details).

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has no equity-based compensation plan.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the Company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – EQUITY

The Company is a multi-member LLC with a single class of ownership interest. Profits and losses are allocated to each member in accordance with the Operating Agreement.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 20, 2023, the date these financial statements were available to be issued.

In February and April 2023, the Company entered into two convertible promissory note agreements for total proceeds of $50,000. The interest on the notes was 7.50% and they have maturity dates in February and April 2031. Upon the occurrence of an equity financing event, these notes shall convert into Membership Interests in an amount equal to the principal balance plus any unpaid accrued interest divided by the lesser of (i) 80% multiplied by the lowest price-per-unit sold during the financing event, and (ii) the quotient resulting from dividing the Valuation Cap of $2M by the Company's fully diluted capitalization. Alternatively, upon the occurrence of a change of control event, the holder has the option of either receiving a portion of the proceeds equal to the principal balance plus any unpaid accrued interest, or a number of Membership Interests equal to the principal balance plus any unpaid accrued interest divided by the quotient resulting from dividing the Valuation Cap of $2M by the Company's fully diluted capitalization. At any time on or after their respective maturity date, these notes will convert into a number of Membership Interests in the same manner as disclosed above involving the Valuation Cap of $2M.